FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Fernandez-Guzman, Carlos (Last) (First) (Middle) 7815 N.W. 148 Street (Street) Miami Lakes, FL 33016 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 02/19/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

BankUnited Financial Corp;
BKUNA

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Executive Vice President - Marketing
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Class A Common Stock	5,000 (1)	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Stock Option (right to buy)	(2) / 02/18/2013	Class A Common Stock / 10,000	$16.99	D
Explanation of Responses:

1) Represents 5,000 shares of restricted stock granted under the BankUnited Financial Corporation 2002 Stock Award and Incentive Plan, which vests over a six year period.

2) This stock option was granted pursuant to the BankUnited Financial Corporation 2002 Stock Award and Incentive Plan and vests over a six year period.

By:	Date:
/s/ Carlos Fernandez-Guzman	02/21/2003
Carlos Fernandez-Guzman
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.